THE ROBERT MONDAVI

2002 ANNUAL REPORT

TO BE A LEADER,

A COMPANY MUST BE

WILLING TO DO THINGS

DIFFERENTLY.

THAT'S BEEN OUR APPROACH

AT ROBERT MONDAVI FOR MORE

THAN THIRTY YEARS.

IT IS HOW WE'VE CREATED SOME

OF THE WORLD'S

LEADING PREMIUM

WINE BRANDS,

AND IT IS HOW

WE ARE BUILDING ONE

OF THE WORLD'S

LEADING PREMIUM

WINE COMPANIES.

DOING THINGS DIFFERENTLY.
DOING THINGS *BETTER*.

ROBERT MONDAVI ONCE SAID, "To make good wine is a skill, fine wine an art." It is an approach to winemaking that emphasizes innovation and a willingness to constantly strive for excellence, and it is why Robert Mondavi wines have always been among the best the world has to offer. Today this same philosophy is at work throughout our company. The premium wine market has grown increasingly competitive, and only the companies that can adapt quickly and effectively to the new market dynamics will win.

AT ROBERT MONDAVI THIS MEANS continuing to do things differently and better. In particular, we never stop looking for ways to improve the quality of every wine we make. We are also increasing our focus on our consumers, finding new ways to understand their preferences and brand affiliations. And we are instituting several initiatives designed to streamline our decision making, reduce our cost structure, and improve overall financial returns.

This year's annual report focuses on these three areas – *product quality, consumer behavior, and operating efficiency* – to illustrate how Robert Mondavi is taking active steps to differentiate itself and remain a leader in the increasingly competitive market for premium wine.

FINANCIAL *HIGHLIGHTS*

(YEAR ENDED JUNE 30)


6,766
7,647
8,684
9,929
9,375
0
98 99 00 01 02

TOTAL CASES SOLD
(in thousands)


$317,308
$356,456
$407,266
$480,969
$441,358
$0
98 99 00 01 02

NET REVENUES
(in thousands)


$30,162
$34,474
$40,606
$48,186
$39,534
$0
98 99 00 01 02

ADJUSTED
NET INCOME[1]
(in thousands)


19.5%
19.7%
20.1%
20.7%
19.3%
18.0%
98 99 00 01 02

ADJUSTED
EBIT MARGINS[1]
(percent of net revenues)

[1] EXCLUDES INVENTORY STEP-UP CHARGES ASSOCIATED WITH BUSINESS ACQUISITIONS, AS WELL AS NON-RECURRING GAINS AND LOSSES. DETAILS CAN BE FOUND IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2002.

In our annual report a year ago we described several strategic initiatives that were designed to strengthen our brand positioning, accelerate demand, and improve profitability. During fiscal 2002 those strategies began to yield results. While sales and net income were down from fiscal 2001, the company made encouraging progress toward its strategic goals during a year marked by a slowing economy and increasing competition in the premium wine industry. In this environment, we are doubly convinced that the steps we are taking are the right ones, and that our strategies will strengthen the market position and consumer appeal of our core brands, maximize the growth potential of our smaller wineries and international joint venture brands, and increase operating efficiency throughout the company.

RESPONDING TO A CHALLENGING MARKET

The challenges of the premium wine market during the past year are reflected in our financial results. Total shipments declined 6% to 9.4 million cases due to slowing consumer demand – especially pronounced in the high-end hotel and restaurant channels after September 11 – combined with reductions in retail and wholesale inventory levels that are typical in a recession. Net revenues for the year were down 8% to $441.4 million, reflecting both the decline in shipments and competitive pressure in the super-premium ($7–$14 per bottle) segment of the market. However, total depletions, which are a truer picture of real demand since they measure sales of our wines by wholesalers, increased 4% in fiscal 2002, excluding the Vichon Mediterranean brand, which we divested early in the year.

Reported net income for the year was $25.5 million, or $1.56 per share, down from $43.3 million, or $2.65 per share, reported a year ago. It should be noted that our earnings include a one-time write-off of $12.2 million related to the restructuring of our Golden Vine Winery project at *Disney's California Adventure*, as well as $3.8 million in charges primarily related to inventory and fixed-asset write-downs reflecting our lower volume growth during the year. Our fiscal 2002 earnings also include $6.4 million in inventory step-up charges resulting from our acquisitions of Tenuta dell'Ornellaia and Arrowood Vineyards & Winery. Without these charges, adjusted net income – which offers a clearer picture of our ongoing operating performance – was $39.5 million, or $2.41 per share, for fiscal 2002. Adjusted gross margin for the year was 45.3%, down from 46.0% a year ago, primarily due to slower sales of higher-priced wines and increased promotional spending.

While we are not happy with the decline in our top and bottom lines during fiscal 2002, we believe there are reasons for optimism looking forward. The company's financial foundation has grown stronger as we have decreased our debt load and fixed-asset base, scaled back capital expenditures, and reduced our cost structure. We also increased our total free cash flow, including proceeds from the sale and leaseback of some vineyard land, to nearly $8 million in fiscal 2002. And we are encouraged that consumer demand, especially for wines priced $15 and below, slowed only modestly during the past year, and that restaurant sales in particular have been improving recently. Recovery in this channel will be very welcome for Robert Mondavi, as approximately 20 cents of the drop in our per share earnings during fiscal 2002 was attributable to the loss of restaurant business.

Perhaps the most compelling reason for our optimism about Robert Mondavi's long-term prospects is the way we have positioned the company to respond to the near-term difficulties in our market: the consolidation at the wholesale and retail level that is increasing competition for scarce shelf space, the slowing demand for higher-priced luxury wines, and the current oversupply of premium wine and wine grapes. These are significant challenges, but the strategies we are pursuing are turning them into growth opportunities for Robert Mondavi.

"*WE ARE* SHARPENING THE CENTRAL MESSAGE *OF OUR* CORE BRANDS *AND THE* EFFECTIVENESS *OF HOW* WE DELIVER THAT MESSAGE."

FOCUSED ON OUR CONSUMERS One of the key goals of these strategies was improving the performance of our core brands, Robert Mondavi and Woodbridge. We began this process by reorganizing into three separate operating units – the Robert Mondavi brand, the Woodbridge brand, and international joint ventures and smaller wineries – and each of these units is now implementing creative new marketing and branding programs that are built on a clear understanding of the specific brand's target consumer. That understanding starts with listening, and we have conducted direct and indirect consumer research designed both to sharpen the central message of each brand and to improve how we deliver that message.

At Robert Mondavi Winery, for example, marketing is now more focused on conveying the tremendous quality enhancements we have gained from the To Kalon project, our ten-year program of vineyard replanting and upgrades to the flagship winery in Napa Valley. We have created trade print advertising that expresses Tim Mondavi's passion for continuously improving the high-end wines we make there, and we are hosting more tastings with opinion leaders to illustrate how Tim's vision has translated into wines of extraordinary quality. We will also be updating our packaging, including a return to the more traditionally shaped bottle neck and foil-capsule closure. Our target consumers have told us that they expect Robert Mondavi to set the standard for excellence; our brand strategy is to continue meeting that expectation with our wines, while more actively conveying that market-leading image with our marketing.

We are also taking this approach with Robert Mondavi Private Selection. After conducting in-depth research with consumers in the super-premium segment, we have repositioned Robert Mondavi Private Selection to build on its long-standing position as one of the leading wines in this category. Sourcing a higher percentage of fruit from our own vineyards has allowed us to improve the quality of these wines, and we have done so based on our growing understanding of consumer preferences. The new name and label that we introduced last year have more clearly linked these wines to the Robert Mondavi tradition and commitment to excellence. The result has been enhanced brand equity and strong retail sales growth, especially in off-premise channels.

Woodbridge is also enhancing its competitive advantages by listening to the consumers who have made it the leading popular premium wine brand in the United States. Focus group research has helped Woodbridge sharpen its quality/value message and meet evolving consumer demand. The introduction of two new varietals last year – Pinot Grigio and Syrah – was extremely successful, and the recent addition of Johannisberg Riesling addresses a fast-growing varietal category. Woodbridge advertising has also been effective, building brand awareness and stimulating sales. A new ad campaign based on our market research will launch during the 2002 holiday season.

This focus on understanding and responding to consumers is also at work in our emerging brands. In the company's revamped operating structure, these smaller wineries and international joint ventures have much more latitude to develop branding and marketing strategies tailored to their particular consumers and particular niche markets. Our strategy is to allow these properties to take advantage of their smaller size and more entrepreneurial atmosphere, and we are very encouraged by the steps they are taking to establish strong independent identities.

"*IN AN INCREASINGLY COMPETITIVE MARKET WE* ARE BETTER SUPPORTING OUR WHOLESALE *AND* RETAIL CUSTOMERS."

FOCUSED ON OUR WHOLESALE AND RETAIL CUSTOMERS As we implement these marketing initiatives to strengthen the image and consumer affiliations of our brands, we are also taking steps to improve the effectiveness of our sales activities. Clearly we want to generate growing demand from consumers, but in a consolidating, increasingly competitive market, we also need to actively support our customers: the wholesalers, distributors, retailers, and restaurateurs to whom we sell our wines. This has long been an area of emphasis for our Chairman R. Michael Mondavi, and under his leadership we are redoubling our efforts to build mutually beneficial relationships with our customers. Among these initiatives are an expansion of our sales force and our sales training programs. Perhaps most important, our salespeople are spending more time in the market, deepening account relationships and demonstrating how our wines can add value for our customers.

We have also restructured the core brand sales teams to focus primarily on customers by channel, rather than by geography. This not only enables our salespeople to put more emphasis on particular brands – Woodbridge and Robert Mondavi Private Selection in larger retail or restaurant chains, Robert Mondavi Winery in wine shops or high-end restaurants – it also allows us to use advanced category management tools to help our customers optimize the way they display and promote their wine offerings. Few wine producers have the size and scale to effectively use category management, which analyzes sales trends in multiple channels, regions, and markets. The Woodbridge and Robert Mondavi brands have the necessary scale, and by sharing our data and analysis with wholesale and retail customers we can help them improve the profitability of their wine business.

To further sharpen the focus of our sales effort, we are creating a separate dedicated sales force for our smaller emerging brands – Byron, Arrowood, La Famiglia, and international joint venture wines – which target different customers than our core Robert Mondavi and Woodbridge wines. We also established a new import marketing group that helped increase sales of our Danzante wines more than 50% in fiscal 2002, and successfully enhanced and repositioned our Caliterra brand to where sales are now outpacing the Chilean category.

In addition to expanding our sales base, our international ventures are also increasing our distribution strength. For example, Seña and Arboleda from our Chilean joint venture with the Chadwick family have gotten excellent reviews and are increasingly sought after by high-end wine retailers and restaurants. Our salespeople also benefit from carrying an extraordinarily strong portfolio of Italian wines, including Luce and Lucente – which we produce in Italy with the Frescobaldi family – and the highly regarded Ornellaia and Masseto brands that we own in a separate joint venture with the Frescobaldis. In fiscal 2003, we will further expand this prestigious international brand portfolio when we launch the new wines that we are developing with Southcorp Wines of Australia.

"*WE FEEL OUR* STRATEGIC INITIATIVES *ARE* EFFECTIVELY ADDRESSING *THE* CHALLENGES *IN THE* PREMIUM WINE MARKET."

FOCUSED ON PROFITABLE GROWTH As we enter fiscal 2003, then, we feel our strategic initiatives are effectively addressing the challenges in the premium wine market. Our brands are positioned to grow even during this period of market consolidation and slowing sales of high-end wines because we are driving consumer demand with better marketing and building mutually beneficial relationships with distributors and retailers through a more focused sales effort.

We are also responding to the inventory surplus that many premium wine producers are carrying after the record harvests of recent years. Taking advantage of our broad portfolio of wines, we are moving some wine from Robert Mondavi Winery to Robert Mondavi Private Selection. This move fits the quality/value strategy of both brands, and it helps us respond to the growing demand of the super-premium segment and the slowing demand at the high end of the market.

To further mitigate the surplus, we are restructuring some grape contracts to reduce tonnage and lower prices in upcoming harvests. We are also planning to divest some vineyards that do not meet our brands' needs, while still increasing the amount of fruit we grow ourselves – a strategy that is already improving both our cost structure and our wine quality.

This kind of simultaneous improvement in operating efficiency and product quality will be the key to continued success at Robert Mondavi. To meet this dual objective, we have made significant investments in recent years to enhance our winemaking operations, increase our production capacity, expand our portfolio of brands, and sharpen the effectiveness of our product marketing and sales.

There is, however, still work to be done to strengthen the company's competitive posture, and fiscal 2003 earnings will reflect the continued investment and costs associated with our growth strategies. Beyond 2003 we believe the company will see a steadily rising return on the investments it has made. The premium wine market is currently growing more slowly than it has in the recent past, but there is tremendous opportunity for companies that can create winning brands, gain consumer loyalty, and establish a dominant presence in key channels. Robert Mondavi is doing so today, and with economic recovery underway and the premium wine market continuing to expand, we intend to build on our industry leadership with profitable growth for many years to come.

Gregory M Evans

GREGORY M. EVANS, PRESIDENT AND CHIEF EXECUTIVE OFFICER

AUGUST 2002

PRODUCT QUALITY

EXCELLENCE *IS THE* *STARTING POINT*

ATTENTION TO
EVERY QUALITY DETAIL –
FROM HAND-HARVESTING
GRAPES TO TOASTING OUR OAK
AGING BARRELS – HAS ALWAYS
BEEN A ROBERT MONDAVI
HALLMARK





51,000

When harvesting grapes for our Robert Mondavi Reserve and District Cabernet Sauvignon, smaller is better, so each harvest we fill 51,000 individual baskets with hand-picked clusters and carry each one to the crush station separately. We could save time by heaping the fruit into two-ton bins in the vineyard, but that can bruise and rupture the berries, cause oxidation of seeping juice, and diminish wine quality. By handling the fruit gently from the moment it is harvested – and maintaining that gentleness through hand-sorting and gravity-flow techniques in the winery – we can ensure that the varietal character of each grape is fully revealed in the bottle.

6X

Because wine quality begins in the vineyard, we never stop seeking ways to improve how grapes are grown for our luxury brands, Robert Mondavi, Arrowood, Opus One, and Byron. Over the past decade, we have begun using innovative narrow spacing techniques in much of our Napa Valley, Sonoma, and Santa Barbara County vineyards. As a result, we can now grow nearly six times as many vines per acre as with traditional spacing. Our goal, however, is not more fruit, but more varietal character. Narrow spacing stresses the vines, which actually reduces yields. But the grapes are smaller and highly concentrated, with aromas and flavors that are deeper, more intense, and more expressive of the climate, soil, and character of the particular vineyard and particular vine.

428ft^2

Traditional oak-tank fermentation was becoming a lost art in New World wineries, but we have revived it at the renovated Robert Mondavi Winery. Oak's excellent insulating properties offer a stable natural environment for consistent fermentation of our high-end red wines. But even more important, oak imparts a unique softness to the tannins that balances the early structure of the wine as it ferments. Each of the French oak fermentation tanks provides 428 square feet of internal surface area that significantly enhances the subtle elements of aroma and flavor that improve and deepen with age, while also imparting a polish that makes these complex red wines more defined and accessible at a younger age.

LISTENING *LEADS TO* *UNDERSTANDING*

UNDERSTANDING ENABLES
US TO BUILD STRONGER
CONSUMER AFFILIATION AND
STRONGER CONSUMER LOYALTY
FOR ALL THE BRANDS IN OUR
PORTFOLIO OF FINE WINES





94, 96, 93

...are just three of the more than thirty scores of 90 or better that Robert Mondavi wines have earned over the past year from *The Wine Spectator*, *The Wine Advocate*, and *The Wine Enthusiast*. In fact, our wines have always been among the world's most honored. This kind of recognition has made the Robert Mondavi brand synonymous with winemaking excellence. We have carefully leveraged the strength of this brand, producing high-quality wines – such as Robert Mondavi Private Selection – that protect our brand equity, while expanding the breadth of our quality image. As a result, consumers trust the Robert Mondavi name and know that our commitment to excellence is unsurpassed at every price point of the premium market.

6–8 EACH

The ideal size of a consumer focus group is six to eight individuals. Keeping the group size small allows us to develop a fuller sense of each participant's wine purchasing habits, lifestyle, brand preferences, purchasing criteria, and more. Our goal is a deep and a broad understanding of consumers' feelings about our products and our brands, so we conduct focus groups with a wide range of audiences – from individual consumers to retailers to sommeliers – and across the spectrum of income, gender, ethnicity, and age. A brand is only as strong as the consumer affiliation it creates. By listening to consumers we learn; and by learning, we can make that affiliation as strong as possible.

1,000,000,000+

Building successful brands requires quality *and* quantity. While our marketing programs do an excellent job of defining and differentiating our brands, they also need to reach – and keep reaching – a large audience to build lasting consumer affiliations. That's why we cast such a large net with our communications, from Woodbridge ads during primetime television to magazine ads for Robert Mondavi Winery to public relations coverage for all our brands in leading print and electronic media. Add our innovative in-store promotions, the Ensemble wine club, our world-famous winery tours, and other outreach efforts, and we generated more than one billion consumer impressions last year that heightened our visibility and strengthened the image of all our brands.

IMPROVING RETURNS

FROM ALL PARTS OF

THE BUSINESS

THE SAME FOCUS AND DISCIPLINE THAT HAVE PRODUCED AWARD-WINNING WINES AND MARKET-LEADING BRANDS ARE DRIVING STEADY IMPROVEMENT IN OUR OPERATING EFFICIENCY





3

Last year the company reorganized into three operating units: the Robert Mondavi brand, the Woodbridge brand, and international joint ventures and smaller wineries. Not only has this new structure made our wines more competitive by sharpening the strategic focus and streamlining the decision-making within each brand unit, it has also improved our operational efficiency. Managers now use "economic profit" analysis on a brand-by-brand basis to gauge the performance of every investment we make, from grape sourcing to distribution to marketing and sales. More precise, brand-specific analysis lets us react faster to information – and faster, more informed decision-making lets us maximize opportunities, minimize inefficiencies, and strengthen our financial performance.

370 BPM

The Woodbridge winery has long been a model of how to achieve both high product quality *and* high operational efficiency, and recent improvements to the main bottling line raise our standards even further. The new line is extraordinarily fast – able to process 370 1.5-liter bottles per minute at capacity – and an innovative "continuous motion packer" minimizes impact to the corked and labeled bottles, keeping package quality and brand image consistently high. A new robotic palletizer also streamlines processing and reduces the need for human handling. These enhancements reflect our commitment to excellence in every aspect of our business, and they have made Woodbridge one of the fastest, safest, and most efficient production facilities in our industry.

55%

Over the past several years we have significantly expanded the amount of California acreage under our control, and by 2005 we expect to be sourcing 55% of the grapes for Robert Mondavi Private Selection from vineyards planted, developed, and managed by our own viticultural teams. We will be sourcing a larger percentage of grapes for our Woodbridge wines and Robert Mondavi Winery wines, as well. While we will continue to buy grapes from the third-party growers whose shared commitment to excellence has contributed to the quality of our wines over the years, controlling more of our harvest each year will significantly reduce our cost structure and help us improve our overall returns.

OUR FAMILY OF WINES

ROBERT MONDAVI WINERY

WOODBRIDGE WINERY

ROBERT MONDAVI PRIVATE SELECTION

LA FAMIGLIA DI ROBERT MONDAVI

BYRON VINEYARDS & WINERY

Io

ARROWOOD VINEYARDS & WINERY

ARROWWOOD GRAND ARCHER

OPUS ONE

LUCE

LUCENTE

DANZANTE

ORNELLAIA

MASSETO

LE SERRE NUOVE

LE VOLTE

SEÑA

ARBOLEDA

CALITERRA

2002

FINANCIALS

(In thousands, except ratios, per share and per case data)	YEAR ENDED JUNE 30, 2002	2001	2000	1999	1998
INCOME STATEMENT DATA					
Net revenues	$441,358	$480,969	$407,266	$356,456	$317,308
Gross profit	192,338	216,230	180,773	151,055	143,493
Operating income	54,338	83,734	76,158	60,626	61,301
Earnings before interest & taxes (EBIT)	62,888	91,803	83,630	64,257	61,742
Net income	25,516	43,294	41,585	30,783	30,162
Earnings per share—Diluted	$1.56	$2.65	$2.60	$1.94	$1.90
As a percent of net revenues:					
Gross profit	43.6%	45.0%	44.4%	42.4%	45.2%
Operating income	12.3%	17.4%	18.7%	17.0%	19.3%
Earnings before interest & taxes (EBIT)	14.2%	19.1%	20.5%	18.0%	19.5%
Net income	5.8%	9.0%	10.2%	8.6%	9.5%
Adjusted [1]					
Net revenues	$441,358	$480,969	$407,266	$356,456	$317,308
Gross profit	200,097	221,147	180,773	155,555	143,493
Operating income	74,337	88,651	76,158	66,626	61,301
Earnings before interest & taxes (EBIT)	85,316	99,757	82,039	70,257	61,742
Net income	39,534	48,186	40,606	34,474	30,162
Earnings per share—Diluted	$2.41	$2.95	$2.54	$2.17	$1.90
As a percent of net revenues:					
Gross profit	45.3%	46.0%	44.4%	43.6%	45.2%
Operating income	16.8%	18.4%	18.7%	18.7%	19.3%
Earnings before interest & taxes (EBIT)	19.3%	20.7%	20.1%	19.7%	19.5%
Net income	9.0%	10.0%	10.0%	9.7%	9.5%
BALANCE SHEET DATA					
Current assets	$493,308	$480,900	$383,482	$353,851	$336,348
Total assets	855,565	864,358	734,943	629,265	575,827
Current liabilities	74,884	93,570	75,410	56,086	60,371
Total liabilities	424,286	461,889	386,775	324,859	304,225
Shareholders' equity	431,279	402,469	348,168	304,406	271,602
Working capital	418,424	387,330	308,072	297,765	275,977
Total debt	335,871	367,593	310,592	254,010	233,541
Current ratio	6.6	5.1	5.1	6.3	5.6
Total debt to capital	44%	48%	47%	45%	46%
OPERATING DATA					
Cases sold (9-liter equivalent)	9,375	9,929	8,684	7,647	6,766
Net revenues per case	$47.08	$48.44	$46.90	$46.61	$46.90

[1] Excludes inventory step-up charges associated with business acquisitions, as well as non-recurring gains and losses. Details can be found in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

INTRODUCTION

During fiscal 2002, the company recorded $12.2 million, or $0.47 per diluted share, in special charges related to operational changes in its Disney California Adventure project. The company also recorded inventory and fixed asset write-downs during fiscal 2002 totaling $3.8 million, or $0.14 per diluted share, as a result of lowering its sales volume growth projections early in the fiscal year. The adjusted figures discussed throughout this report exclude these special charges and asset write-downs, as well as inventory step-up charges associated with business acquisitions and other non-recurring gains and losses for all periods presented.

The company has included these adjusted figures in its discussion and analysis of financial condition and results of operations to provide a clearer picture of its ongoing operating performance as compared to its reported results. The adjusted figures should not be considered an alternative to financial statements required under accounting principles generally accepted in the United States of America.

FORWARD-LOOKING STATEMENTS This discussion and other information provided from time to time by the company contain historical information as well as forward-looking statements about the company, the premium wine industry, and general business and economic conditions. Such forward-looking statements include, for example, projections or predictions about the company's future growth, consumer demand for its wines, including new brands and brand extensions, margin trends, anticipated future investment in vineyards and other capital projects, the premium wine grape market, and the premium wine industry generally. Actual results may differ materially from the company's present expectations. Among other things, a soft economy, a downturn in the travel and entertainment sector, reduced consumer spending, or changes in consumer preferences could reduce demand for the company's wines. Similarly, increased competition or changes in tourism to our California properties could affect the company's volume and revenue growth outlook. The supply and price of grapes, the company's most important raw material, are beyond the company's control. A shortage of grapes might constrict the supply of wine available for sale and cause higher grape costs that put more pressure on gross profit margins. A surplus of grapes might allow for greater sales and lower grape costs, but it might also result in more competition and pressure on selling prices or marketing spending. Interest rates and other business and economic conditions could increase significantly the cost and risks of projected capital spending. For these and other reasons, no forward-looking statement by the company can nor should be taken as a guarantee of what will happen in the future.

KEY ACCOUNTING MATTERS The company has recorded inventory step-up charges associated with its acquisition of Arrowood Vineyards & Winery (Arrowood) and its acquisition of an interest in Tenuta dell'Ornellaia (Ornellaia). Under purchase accounting, the purchase price is allocated to the assets and liabilities of the acquired company based on their estimated fair market values at the time of the transaction. When the inventory acquired is subsequently sold in the normal course of business, costs of the inventory are charged to cost of goods sold, including the amount of the inventory step-up (the difference between the original book value of the inventory and the fair market value of the inventory upon acquisition). The inventory step-up charges reduce the company's reported net income. Inventory step-up charges related to Arrowood are recorded in cost of goods sold, while those related to Ornellaia are recorded in equity in net income of joint ventures.

The company's joint venture interests are accounted for as investments under the equity method of accounting. Accordingly, the company's share of its joint ventures' results is reflected in "equity in net income of joint ventures" and "investments in joint ventures" on the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. The company also imports wines under importing and marketing agreements with certain of its joint ventures and their affiliates. Under the terms of these agreements, the company purchases wine for resale in the United States and Europe. Revenues and expenses related to importing and selling these wines are included in the appropriate sections of the Consolidated Statements of Income.

The company has stock option plans and an employee stock purchase plan. The company accounts for these plans using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion No. 25 and its related Interpretations. Accordingly, no compensation cost has been recognized for the company's stock option plans or its employee stock purchase plan.

Effective July 1, 2001, the company implemented new pronouncements issued by the Financial Accounting Standards Board's Emerging Issues Task Force that require certain sales incentives and fees paid to retailers to be recorded as reductions of revenue. The company previously reported some of these expenses as selling, general and administrative expenses. Prior period financial statements have been restated to reflect this change in classification.

CRITICAL ACCOUNTING POLICIES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions. The company believes that the following critical accounting policies affect its more significant estimates and judgments used in the preparation of its consolidated financial statements:

The company determines its allowance for doubtful accounts based on the aging of accounts receivable balances, its historic write-off experience, and the financial condition of its customers. Changes in the financial condition of the company's major customers could result in significant accounts receivable write-offs.

The company writes down its inventory for estimated obsolescence equal to the difference between the cost of the inventory and its estimated market value, which is based on historic experience and assumptions about market conditions and expected future demand. If actual market conditions and future demand are less favorable than projected, inventory write-downs may be required.

The company records a valuation allowance related to deferred tax assets if, based on the weight of the available evidence, the company concludes that it is more likely than not that some portion or all of the deferred tax assets will not be realized. While the company has considered future taxable income and prudent and feasible tax planning strategies in assessing the need for a valuation allowance, an adjustment to the carrying value of the deferred tax assets would be charged to income if the company determined that it would not be able to realize all or part of its net deferred tax assets in the future.

The company has goodwill and licenses associated with business acquisitions. The company reviews these assets for impairment annually and whenever an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. If the fair value of these assets is less than their carrying value, then an impairment loss would be recognized equal to the excess of the carrying value over the fair value of the asset.

The company's liabilities for its self-insured medical plan and high-deductible workers' compensation plan are estimated based on the company's historic claims experience, estimated future claims costs, and other factors. Changes in key assumptions may occur in future periods, which could result in changes to related insurance costs.

The company is subject to litigation and other contingencies in the ordinary course of business. Liabilities related to commitments and contingencies are recognized when a loss is probable and reasonably estimable.

SEASONALITY AND QUARTERLY RESULTS The company has historically experienced and expects to continue experiencing seasonal and quarterly fluctuations in its net revenues, gross profit, equity income from joint ventures, and net income. Sales volume tends to increase in advance of holiday periods, before price increases go into effect, and during promotional periods, which generally last for one month. Sales volume tends to decrease if distributors begin a quarter with larger than normal inventory levels. The timing of releases for certain luxury wines can also have a significant impact on quarterly results.

The following table sets forth certain financial highlights for each of the company's last eight fiscal quarters:

	FISCAL 2002 QUARTER ENDED				FISCAL 2001 QUARTER ENDED			
	SEP. 30	DEC. 31	MAR. 31	JUN. 30	SEP. 30	DEC. 31	MAR. 31	JUN. 30
(In millions, except per share data)								
Net revenues	$ 80.9	$131.1	$104.3	$125.1	$94.6	$140.5	$112.1	$133.8
Gross profit	$ 33.5	$ 58.2	$ 46.3	$ 54.3	$41.8	$ 60.5	$ 51.5	$ 62.4
Net income (loss)	$ (2.5)	$ 10.2	$ 7.6	$ 10.2	$ 9.9	$ 14.1	$ 8.9	$ 10.4
Earnings (loss) per share—Basic	$(0.15)	$ 0.64	$ 0.47	$ 0.63	$0.63	$ 0.90	$ 0.56	$ 0.65
Earnings (loss) per share—Diluted	$(0.15)	$ 0.63	$ 0.46	$ 0.62	$0.61	$ 0.87	$ 0.54	$ 0.63
Adjusted net income	$ 8.2	$ 11.6	$ 8.7	$ 11.0	$11.3	$ 15.3	$ 10.0	$ 11.6
Adjusted earnings per share—Diluted	$ 0.50	$ 0.71	$ 0.53	$ 0.67	$0.70	$ 0.93	$ 0.61	$ 0.71

Seasonal cash requirements increase just after harvest in the fall as a result of contract grape payments and, to a lesser degree, due to the large seasonal work force employed in both the vineyards and wineries during harvest. Also, some grape contracts include a deferral of a portion of the payment obligations until April 1 of the following calendar year, resulting in significant cash payments on March 31 of each year. As a result of harvest costs and the timing of its contract grape payments, the company's borrowings, net of cash, generally peak during December and March of each year. Cash requirements also fluctuate depending on the level and timing of capital spending and joint venture investments. The following table sets forth the company's total borrowings, net of cash, at the end of each of its last eight fiscal quarters:

	FISCAL 2002 QUARTER ENDED				FISCAL 2001 QUARTER ENDED			
	SEP. 30	DEC. 31	MAR. 31	JUN. 30	SEP. 30	DEC. 31	MAR. 31	JUN. 30
(In millions)								
Total borrowings, net of cash	$333.2	$372.0	$382.3	$335.9	$315.9	$364.8	$395.1	$360.4

FISCAL 2002 COMPARED TO FISCAL 2001

NET REVENUES Sales volume decreased by 5.6% and net revenues decreased by 8.2%, reflecting the impact of the current recession, a sharp decline in the travel and entertainment sectors that began in September 2001, and increased competition. The sales volume decrease also reflects the impact of selling the Vichon brand early in the fiscal year and management's efforts to reduce distributor inventory levels. Net revenues per case decreased by 2.8% to $47.08 per case, reflecting a shift in sales mix from luxury wines to popular-premium and super-premium wines combined with an increase in certain promotional allowances, which are now recorded as reductions of revenue. The company expects moderate sales volume and net revenue growth during fiscal 2003, as the economy and the travel and entertainment sectors begin to improve.

COST OF GOODS SOLD Cost of goods sold decreased by 5.9%, reflecting decreased sales volume, the shift in sales mix to popular-premium and super-premium wines, and lower grape costs that were partially offset by inventory and fixed asset write-downs totaling $3.8 million. Excluding these write-downs and inventory step-up charges, cost of goods sold decreased by 7.1%.

GROSS PROFIT As a result of the factors discussed above, the gross profit percentage decreased to 43.6% compared to 45.0% reported last year. The adjusted gross profit percentage decreased to 45.3% compared to 46.0% last year. The company expects continued downward pressure on its gross profit percentage in fiscal 2003 due to an oversupply of premium wine and wine grapes and increased competition within the industry.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses decreased by 5.1%, reflecting the elimination of operating expenses associated with the Disney California Adventure project and employee bonuses, partially offset by higher selling expenses per case. The ratio of selling, general and administrative expenses to net revenues increased to 28.5% compared to 27.5% a year ago, which primarily reflects the loss of volume leverage.

SPECIAL CHARGES During fiscal 2002, the company changed from an operator to a sponsor role at *Disney's California Adventure.* With this change, the company eliminated any further operational risk associated with the project while it continues its business relationship with Disney and maintains a presence at the theme park. As a result of this change, the company recorded special charges totaling $12.2 million, or $0.47 per diluted share, primarily reflecting fixed asset write-offs, employee separation expenses, and lease cancellation fees.

INTEREST Interest expense increased by 3.0%, reflecting a reduction in capitalized interest due to the completion of certain capital and vineyard development projects, which was partially offset by a decrease in the company's average interest rate. The company's average interest rate was 6.75% compared to 7.12% last year.

EQUITY IN NET INCOME OF JOINT VENTURES Equity in net income of joint ventures increased by 3.0%, primarily reflecting improved profitability of the Chilean joint venture.

OTHER Other consists of miscellaneous non-operating expense and income items. Other expense totaled $0.3 million compared to $0.5 million last year.

PROVISION FOR INCOME TAXES The company's effective tax rate was 37.5% compared to 38.5% last year. The lower effective tax rate was primarily the result of an increase in certain deductible expenses and manufacturing tax credits.

NET INCOME AND EARNINGS PER SHARE As a result of the above factors, net income totaled $25.5 million, or $1.56 per diluted share, compared to $43.3 million, or $2.65 per diluted share, a year ago. Adjusted net income totaled $39.5 million, or $2.41 per diluted share, compared to $48.2 million, or $2.95 per diluted share, a year ago.

FISCAL 2001 COMPARED TO FISCAL 2000

NET REVENUES Net revenues increased by 18.1%, reflecting a 14.3% increase in sales volume that was driven by Woodbridge and Robert Mondavi Private Selection sales. Net revenues per case increased by 3.3% to $48.44, reflecting price increases, higher retail revenues, and revenues from the Disney California Adventure project, which opened during the third quarter of fiscal 2001.

COST OF GOODS SOLD Cost of goods sold increased by 16.9%, primarily reflecting the increase in sales volume and inventory step-up charges related to the Arrowood acquisition. Excluding inventory step-up charges, cost of goods sold increased by 14.7%.

GROSS PROFIT As a result of the factors discussed above, the gross profit percentage increased to 45.0% compared to 44.4% reported in fiscal 2000. The adjusted gross profit percentage increased to 46.0% compared to 44.4% in fiscal 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses increased by 26.7% and the ratio of these expenses to net revenues increased to 27.5% compared to 25.7% in fiscal 2000. These increases were primarily due to higher promotional spending per case, start-up costs related to the Disney California Adventure project, and the addition of operating expenses from business acquisitions.

INTEREST Interest expense increased by 33.5% due to increased average borrowings outstanding associated with facility expansion, business acquisitions, and the To Kalon and Disney California Adventure projects. The company's average interest rate was 7.12% compared to 7.20% in fiscal 2000.

EQUITY IN NET INCOME OF JOINT VENTURES Equity in net income of joint ventures increased by 44.0% due mainly to improved income from Opus One. Excluding inventory step-up charges related to the Ornellaia acquisition, equity in net income of joint ventures increased by 68.6% to $11.6 million, reflecting the Opus One improvement and the addition of income from Ornellaia.

OTHER Other consists of miscellaneous non-operating expense and income items. Other included a net gain primarily related to the sale of vineyards of $2.5 million in fiscal 2000. Excluding this non-recurring gain, other expenses totaled $0.5 million compared to $1.0 million in fiscal 2000.

PROVISION FOR INCOME TAXES The company's effective tax rate remained unchanged from fiscal 2000 at 38.5%.

NET INCOME AND EARNINGS PER SHARE As a result of the above factors, net income totaled $43.3 million, or $2.65 per diluted share, compared to $41.6 million, or $2.60 per diluted share, in fiscal 2000. Adjusted net income totaled $48.2 million, or $2.95 per diluted share, compared to $40.6 million, or $2.54 per diluted share, in fiscal 2000.

Working capital as of June 30, 2002, was $418.4 million compared to $387.3 million at June 30, 2001. The $31.1 million increase in working capital was primarily attributable to an increase in inventories and decreases in short-term borrowings and accrued employee compensation and related costs. Borrowings under the company's credit lines totaled $41.4 million at June 30, 2002, compared to $61.0 million at June 30, 2001.

Cash and cash equivalents decreased by $7.2 million in fiscal 2002, as cash used in financing and investing activities exceeded cash provided by operating activities. Cash provided by operations totaled $33.7 million, reflecting net income of $62.7 million (net of depreciation, amortization, special charges, and asset write-downs) and a decrease in accounts receivable, which were partially offset by a $35.0 million increase in inventories. The inventory build during fiscal 2002 reflects grape commitments that were made prior to the company reducing its sales growth outlook earlier in the fiscal year. Cash used in investing activities totaled $10.3 million, reflecting $31.0 million of capital purchases that were partially offset by the proceeds from the sale of certain vineyard assets and net distributions from joint ventures. Cash used in financing activities totaled $30.5 million, primarily reflecting net repayments of debt.

Management expects that the company's working capital needs will grow to support expected future growth in sales volumes. Due to the lengthy aging and processing cycles involved in premium wine production, expenditures for inventory and fixed assets need to be made one to three years or more in advance of anticipated sales. The company currently expects its capital spending requirements to be between $25 million and $30 million for fiscal 2003.

The company maintains master lease facilities that provide the capacity to fund up to $187.7 million, of which $145.6 million had been utilized as of June 30, 2002. The combined facilities enable the company to lease certain real property and equipment to be constructed or acquired. The leases are classified as operating leases and they have initial terms of three to seven years, after a construction period, with options to renew. The company may, at its option, purchase the property under lease during or at the end of the lease term. If the company does not exercise the purchase option, the company will guarantee a residual value of the property under lease, which was approximately $125.4 million as of June 30, 2002.

On June 28, 2002, the Financial Accounting Standards Board issued a proposed interpretation of Accounting Research Bulletin No. 51 related to the consolidation of certain special-purpose entities. If this proposed interpretation is adopted as currently written, the company would be required to include in its consolidated financial statements the majority of the assets leased under its master lease facilities during the fourth quarter of its fiscal year ending June 30, 2003. The company is currently evaluating the potential accounting and financing implications of this proposed interpretation. The assets leased under these facilities have historically been included in the financial covenants of the company's debt agreements and in the evaluation of the company's creditworthiness by its banks.

The company has unsecured long-term credit lines that have maximum credit availability of $150.0 million and expire on December 14, 2004. The company had $37.0 million outstanding under its long-term credit lines as of June 30, 2002.

The company also has the ability to borrow up to $35.0 million under an uncommitted credit facility with a bank. The company may request advances under this credit facility, and if approved by the bank, the advance must be repaid in no more than 180 days from the date of the advance. The company had $4.4 million outstanding under this credit facility as of June 30, 2002.

The company anticipates that current capital combined with cash from operating activities and the availability of cash from additional borrowings will be sufficient to meet its liquidity and capital expenditure requirements at least through the end of fiscal 2003.

(In thousands, except share data)	JUNE 30, 2002	2001
ASSETS		
Current assets:		
Cash	$ –	$ 7,189
Accounts receivable—trade, net	92,555	104,555
Inventories	388,574	358,756
Prepaid expenses and other current assets	12,179	10,400
Total current assets	493,308	480,900
Property, plant and equipment, net	323,582	338,935
Investments in joint ventures	27,220	31,311
Other assets	11,455	13,212
Total assets	$855,565	$864,358
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Book overdraft	$ 2,734	$ –
Notes payable to banks	4,400	15,800
Accounts payable—trade	23,012	29,752
Employee compensation and related costs	11,044	19,835
Other accrued expenses	21,126	12,360
Current portion of long-term debt	12,568	15,823
Total current liabilities	74,884	93,570
Long-term debt, less current portion	316,169	335,970
Deferred income taxes	24,039	23,454
Deferred executive compensation	5,657	5,128
Other liabilities	3,537	3,767
Total liabilities	424,286	461,889
Commitments and contingencies		
Shareholders' equity:		
Preferred Stock: Authorized—5,000,000 shares Issued and outstanding—no shares	–	–
Class A Common Stock, without par value: Authorized—25,000,000 shares Issued and outstanding—9,566,102 and 9,151,217 shares	93,827	91,214
Class B Common Stock, without par value: Authorized—12,000,000 shares Issued and outstanding—6,647,647 and 6,885,717 shares	10,677	11,059
Paid-in capital	11,025	10,547
Retained earnings	317,915	292,399
Accumulated other comprehensive loss:		
Cumulative translation adjustment	(1,716)	(2,750)
Forward contracts	(449)	–
Total shareholders' equity	431,279	402,469
Total liabilities and shareholders' equity	$855,565	$864,358

These consolidated financial statements should be read in conjunction with the full financial statements presented in the company's Annual Report on Form 10-K.

(In thousands, except per share data)	YEAR ENDED JUNE 30, 2002	2001	2000
Gross revenues	$463,587	$504,615	$427,424
Less excise taxes	22,229	23,646	20,158
Net revenues	441,358	480,969	407,266
Cost of goods sold	249,020	264,739	226,493
Gross profit	192,338	216,230	180,773
Selling, general and administrative expenses	125,760	132,496	104,615
Special charges	12,240	–	–
Operating income	54,338	83,734	76,158
Other income (expense):			
Interest	(22,062)	(21,411)	(16,041)
Equity in net income of joint ventures	8,868	8,606	5,977
Other	(318)	(537)	1,495
Income before income taxes	40,826	70,392	67,589
Provision for income taxes	15,310	27,098	26,004
Net income	$ 25,516	$ 43,294	$ 41,585
Earnings per share—Basic	$ 1.59	$ 2.73	$ 2.68
Earnings per share—Diluted	$ 1.56	$ 2.65	$ 2.60
Weighted average number of shares outstanding—Basic	16,094	15,846	15,520
Weighted average number of shares outstanding—Diluted	16,383	16,327	15,994

These consolidated financial statements should be read in conjunction with the full financial statements presented in the company's Annual Report on Form 10-K.

(In thousands)	CLASS A COMMON STOCK		CLASS B COMMON STOCK		PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHAREHOLDERS' EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT				
Balance at June 30, 1999	8,152	$80,483	7,306	$11,732	$5,266	$207,520	$(595)	$304,406
Net income						41,585		
Cumulative translation adjustment net of tax of $(684)							(1,015)	
Comprehensive income								40,570
Exercise of Class A Common Stock Options including related tax benefits	73	1,063			514			1,577
Issuance of Class A Common Stock	49	1,615						1,615
Balance at June 30, 2000	8,274	83,161	7,306	11,732	5,780	249,105	(1,610)	348,168
Net income						43,294		
Cumulative translation adjustment net of tax of $(852)							(1,140)	
Comprehensive income								42,154
Conversion of Class B Common Stock to Class A Common Stock	420	673	(420)	(673)				
Exercise of Class A Common Stock Options including related tax benefits	439	6,820			4,767			11,587
Issuance of Class A Common Stock	18	560						560
Balance at June 30, 2001	9,151	91,214	6,886	11,059	10,547	292,399	(2,750)	402,469
Net income						25,516		
Cumulative translation adjustment net of tax of $620							1,034	
Forward contracts net of tax of $(269)							(449)	
Comprehensive income								26,101
Conversion of Class B Common Stock to Class A Common Stock	238	382	(238)	(382)				
Exercise of Class A Common Stock Options including related tax benefits	189	2,776			478			3,254
Repurchase of Class A Common Stock	(30)	(1,116)						(1,116)
Issuance of Class A Common Stock	18	571						571
Balance at June 30, 2002	9,566	$93,827	6,648	$10,677	$11,025	$317,915	$(2,165)	$431,279

These consolidated financial statements should be read in conjunction with the full financial statements presented in the company's Annual Report on Form 10-K.

(In thousands)	YEAR ENDED JUNE 30, 2002	2001	2000
Cash flows from operating activities:			
Net income	$ 25,516	$ 43,294	$ 41,585
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes	(5,588)	(3,482)	873
Depreciation and amortization	23,088	21,861	18,901
Equity in net income of joint ventures	(8,868)	(8,606)	(5,977)
Distributions from joint ventures	9,132	7,232	5,714
Special charges and asset write-downs	14,070	–	–
Other	314	307	(2,320)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable—trade	12,000	(26,236)	4,375
Inventories	(35,007)	(40,926)	(37,014)
Other assets	6,087	(99)	1,038
Accounts payable—trade and accrued expenses	(7,344)	15,823	3,672
Deferred executive compensation	529	(3,447)	1,150
Other liabilities	(230)	(383)	(85)
Net cash provided by operating activities	33,699	5,338	31,912
Cash flows from investing activities:			
Acquisitions of property, plant and equipment	(31,037)	(50,465)	(78,005)
Proceeds from sale of assets	12,327	3,716	–
Acquisition of company	–	(14,191)	–
Issuance of notes receivable to joint venture	–	(1,750)	–
Distributions from joint ventures	15,657	–	–
Contributions to joint ventures	(7,287)	(628)	(12,603)
Net cash used in investing activities	(10,340)	(63,318)	(90,608)
Cash flows from financing activities:			
Book overdraft	2,734	–	–
Net additions (repayments) under credit lines	(19,600)	(18,828)	17,800
Proceeds from issuance of long-term debt	–	85,000	50,000
Principal repayments of long-term debt	(14,856)	(10,115)	(11,218)
Proceeds from issuance of Class A Common Stock	571	560	536
Exercise of Class A Common Stock options	2,776	6,820	1,063
Repurchase of Class A Common Stock	(1,116)	–	–
Other	(1,057)	(1,270)	(1,027)
Net cash provided by (used in) financing activities	(30,548)	62,167	57,154
Net increase (decrease) in cash	(7,189)	4,187	(1,542)
Cash at the beginning of the year	7,189	3,002	4,544
Cash at the end of the year	$ –	$ 7,189	$ 3,002

These consolidated financial statements should be read in conjunction with the full financial statements presented in the company's Annual Report on Form 10-K.

To the BOARD *of* DIRECTORS *and* SHAREHOLDERS *of*
THE ROBERT MONDAVI CORPORATION

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of The Robert Mondavi Corporation and its subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended June 30, 2002, appearing in the Company's Annual Report on Form 10-K for the period ended June 30, 2002 (not presented herein); and in our report dated July 24, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Francisco, California

July 24, 2002

REGISTRAR AND TRANSFER AGENT

Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606
(800) 522-6645
(800) 231-5469 (TDD)
(201) 329-8660 (Outside U.S.)
(201) 329-8354 (Outside U.S. TDD)
www.melloninvestor.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco, California 94105
(415) 498-5000

INQUIRIES

Communications concerning stock transfer requirements, lost certificates, and changes of address should be directed to the Transfer Agent. Other written shareholder or investor inquiries should be directed to:

Investor Relations
The Robert Mondavi Corporation
P.O. Box 106
Oakville, California 94562
(707) 251-4850
email: mond@robertmondavi.com
www.robertmondavi.com

ANNUAL MEETING

The annual meeting of shareholders will be held on Friday, November 8, 2002, at the Napa Valley Marriott in Napa, California.

FORM 10-K

A copy of the company's Form 10-K as filed with the Securities and Exchange Commission is available, without charge, by writing or calling the company at the address under Inquiries.

COMMON STOCK INFORMATION

The company's Class A common stock trades on the NASDAQ National Market System under the symbol MOND. There is no established trading market for the company's Class B common stock. The following table sets forth the high and low closing prices of the Class A common stock for the periods indicated.

YEAR ENDED JUNE 30, 2002	HIGH	LOW
Fourth Quarter	$39.30	$32.00
Third Quarter	$39.50	$35.89
Second Quarter	$39.04	$30.18
First Quarter	$44.08	$35.38

YEAR ENDED JUNE 30, 2001	HIGH	LOW
Fourth Quarter	$50.47	$40.54
Third Quarter	$54.50	$43.94
Second Quarter	$54.13	$38.31
First Quarter	$44.56	$29.63

The company has never declared or paid dividends on its common stock and anticipates that all earnings will be retained for use in its business. The payment of any future dividends will be at the discretion of the Board of Directors and will continue to be subject to certain limitations and restrictions under the terms of the company's indebtedness to various institutional lenders, including a prohibition on the payment of dividends without the prior written consent of such lenders. As of June 30, 2002, there were 1,865 registered shareholders.

BOARD OF DIRECTORS

Robert G. Mondavi
Chairman Emeritus

R. Michael Mondavi
Chairman of the Board

Timothy J. Mondavi
Vice Chairman of the Board and Winegrower

Marcia Mondavi Borger
Director

Anthony Greener [1, 2]
Chairman
UFI Ltd.

Philip Greer [1, 3]
Managing Director
Greer Family Consulting and Investments, L.L.C.,
Investment Management

Frank E. Farella
Partner
Farella, Braun and Martel, Attorneys

Bartlett R. Rhoades [1, 2, 3]
Director

Gregory M. Evans
President and Chief Executive Officer

John M. Thompson [2, 3]
Vice Chairman of the Board
IBM Corporation

OFFICERS

Gregory M. Evans
President and Chief Executive Officer

Henry J. Salvo, Jr.
Executive Vice President
and Chief Financial Officer

Gayle Dargan
Senior Vice President, Robert Mondavi

Dennis Joyce
Senior Vice President, Woodbridge

Greg Brady
Senior Vice President,
Joint Ventures and Arrowood

Michael K. Beyer
Senior Vice President,
Legal and Government Relations

Mitchell J. Clark
Senior Vice President,
U.S. Sales

Russell K. Weis
Senior Vice President,
International Business

Peter Mattei
Senior Vice President,
Group Production

Steven R. Soderberg
Senior Vice President,
Information Technology and Logistics

[1] *Member Audit Committee*
[2] *Member Compensation Committee*
[3] *Member Nominating Committee*

ROBERT MONDAVI ENSEMBLE

5,000

ONE OF THE MOST EFFECTIVE WAYS we are strengthening relationships with our consumers is through special programs that showcase wines from our different wineries. Participants in our Robert Mondavi Ensemble wine club, for example, receive quarterly – and often pre-release – shipments of handcrafted wines, as well as vintage notes, a quarterly newsletter, access to our wineries, invitations to special events, and much more. Ensemble is an effective way to build brand loyalty, not only with our consumers, but with all our audiences, because the 5,000 members of Ensemble act as ambassadors who actively express their brand preferences to the retailers, restaurateurs, and other individual consumers who are so important to the success of all the brands in the Robert Mondavi family of wines.

ROBERT MONDAVI SHAREHOLDERS owning at least 100 shares also qualify for special Ensemble discounts of up to 33% (limits and exclusions apply) on most offered wines.* For more information on Ensemble, or to join, visit www.robertmondavi.com/wineclub or call the Ensemble concierge at 1.888.766.6328, ext. 3490.

Seasonal wine delivery will range in price from $60 to $85 after applying shareholder discount, plus shipping and applicable taxes.

DESIGN: METHODOLOGIE, INC. PHOTOGRAPHY: THOMAS HEINSER

*MEMBERS MUST HAVE A DELIVERY ADDRESS IN ONE OF THE FOLLOWING STATES: CA, CO, HI, ID, IL, IA, MN, MO, NE, NV, NM, OR, WA, WV, WI. WINES MAY ONLY BE SHIPPED TO AND RECEIVED BY ADULTS 21 YEARS OF AGE OR OLDER. ADULT SIGNATURE REQUIRED. SOME LIMITATIONS MAY APPLY.

ROBERT MONDAVI

A FAMILY OF WINES

THE ROBERT MONDAVI CORPORATION
7801 ST. HELENA HIGHWAY
OAKVILLE, CALIFORNIA 94562
www.robertmondavi.com

PRINTED ON RECYCLED PAPER/PRINTED IN THE U.S.A.